

June 10, 2010

Mr. Robert Greifeld
Chief Executive Officer
The NASDAQ OMX Group, Inc.
One Liberty Plaza
New York, NY 10006

> **Re:** **The NASDAQ OMX Group, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Filed February 18, 2010**
>
> **Definitive Proxy Statement filed April 16, 2010**
> **File No. 000-32651**

Dear Mr. Greifeld:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K

Consolidated Statements of Changes in Equity, page F-5

1. Please tell us why you have not allocated a portion of other comprehensive income to noncontrolling interests, and quantify the amounts of comprehensive income applicable to the noncontrolling interests, if any. Refer to ASC 810-10-65-1.b.3.

2. Please provide a reconciliation of the beginning balance and ending balance of Series A convertible preferred stock for each period an income statement is required to be filed. This reconciliation may be provided on the face of the consolidated statement of equity, in a separate statement or in a note to the financial statements. To the extent that the reconciliation is included on the consolidated statement of equity, please do not include

redeemable interests in the permanent equity total. Refer to Rule 3-04 of Regulation S-X and ASC 810-10-50-1A.

Consolidated Statements of Cash Flows, page F-8

3.   Please revise your statements of cash flows in future filings to reconcile cash flows from operating activities to net income, without an adjustment for net income (loss) attributable to noncontrolling interests. Refer to ASC 230-10-45-28.

Note 5. Equity Method Investments, page F-38

Impairment of NASDAQ Dubai, page F-38

4.   We note that the exchange of your equity interest in NASDAQ Dubai for a 1% equity interest in DFM is expected to be completed in the first half of 2010, and you may record a gain or loss based on the then-current market price of DFM shares and the carrying value of your investment in NASDAQ Dubai. To the extent that the transaction has not closed, please disclose the gain or loss that would have been recorded as of the most recent balance sheet date in future filings.

Impairment of Agora-X, page F-39

5.   We note that in December 2009 you entered into an agreement to increase your investment in Agora-X from 20% to 85%. Please clarify if this transaction closed as of December 31, 2009 and if Agora-X has been consolidated in your financial statements as of that date.

Note 10. Employee Benefits, page F-49

Actuarial Assumptions for the Combined Benefit Plans, page F-52

6.   Please explain to us how the discount rate used to calculate net benefit cost for the fiscal year was determined. In your response, please address why this rate differs from the rate used to calculate the benefit obligation for the year.

Exhibits

7.   We note that you have incorporated by reference the forms of various agreements rather than executed agreements. Please tell us why you have not filed final executed copies of these agreements. Please see Item 601(a)(4) and Instruction 1 to Item 601 of Regulation S-K.

Definitive Proxy Statement

Separation of Roles of Chairman and Chief Executive Officer, page 6
NASDAQ OMX Board's Risk Oversight Role, page 17

8.   In future filings please expand your disclosure to discuss why you determined that your leadership structure is appropriate given the specific characteristics and circumstances of your business. Additionally, please explain how the board's role in risk oversight has affected its leadership structure. Please refer to Item 407(h) of Regulation S-K. Please tell us how you intend to comply.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Kristi Marrone, Staff Accountant at (202) 551-3429 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or Karen J. Garnett, Assistant Director, at (202) 551-3785 with any other questions.

                                        Sincerely,

                                        Daniel L. Gordon
                                        Branch Chief